

07005278

OMB# 1557-184
EXPIRES
04/30/2007


RECEIVED
MAR 2 7 2007
Credit & Market Risk

Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. x☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. x☐ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. x☐ Amendment

4. A. Full name of the Financial Institution:

   Bank of America, N.A.

   B. Address of principal office of Financial Institution:

   100 North Tryon Street, Charlotte, NC 28255

   PROCESSED
   APR 0 9 2007
   THOMSON FINANCIAL

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
   n/a

   D. Mailing address if different from (B) or (C):

   901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

   E. Name, title and telephone number of contact person with respect to this notice:

Christy Berthelsen	VP/Senior Registration Manager	704-386-9749
Name	Title	Telephone

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x__Yes B. ___ No
(If yes, provide addresses and describe activities.)

600 Peachtree Street, N.E., Atlanta, GA 30308

901 Main Street, Dallas, TX 75202

100 N. Tryon Street, Charlotte, NC 28255

pH
4/5

See Attachment Page #1

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Houghton	James	Thomas	SVP
Guardino	Joseph	Anthony	Managing Director
Arnett	Mary	Littleton	SVP
Mann	John	Roy	SVP

See Attachment Page #2

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A.X☐Yes B. ☐No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true,current and complete.

Please print name and title of person executing this notice:

First	Middle	Last	Title
Kevin	G	Finnegan	SVP



Manual Signature

Date: 3/22/2007

Bank of America, N.A.
Attachment Page #1

5. (Continued) Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

300 South Grand Ave., Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

101 E. Kennedy Blvd., 2nd Floor, Tampa, FL 33602

800 Market St., St. Louis, MO 63101

214 North Tryon St., Charlotte, NC 28255

600 Montgomery St., San Francisco, CA 94111

1633 Broadway, New York, NY 10019

100 Federal Street, Boston, MA 02110

8300 Greensboro Drive, McLean, VA 22102

100 SE 2nd Street, Miami, FL 33131

233 S. Wacker Drive, Chicago, IL 60606

200 N. College Street, Charlotte, NC 29255

Bank of America, N.A.
Attachment Page #2

6. (Continued) Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Last	First	Middle	Title
Wyatt, III	Robert	Theodore	SVP
Dobkins	Verlin	Olen	SVP
Airing	Bradley	Todd	SVP
Rauls	La-Yona	Capri	VP
Marolich	James	Patrick	SVP
*Schuer	Christopher	Charles	VP
Sherman	Vaughn	Leroy	Managing Director
Van Vooren	Daniel	Albert	VP
Spencer	Marc	Allen	SVP
Fannan	Philip	Michael	SVP
Winston	Dorothea	Welcing	SVP
Mullen	Thomas	Cooper	SVP
Mason, Jr.	Alexander	John	SVP
Stiglich	Sergio	German	VP

* New names added

END